SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of November, 2002

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience  Translation  into English from the Original  Previously  Issued in
Portuguese)

INDEPENDENT AUDITORS’ SPECIAL REVIEW REPORT

To the Stockholders and Board of Directors of
Unibanco Holdings S.A.
São Paulo — SP

1.   We  have  performed  a  special  review  of  the   accompanying   quarterly
     information  (ITR) of Unibanco Holdings S.A. for the quarter and nine-month period ended  September 30, 2002,  prepared in accordance  with  accounting practices  established  by Brazilian  Corporate Law, which are comprised of the balance sheet, statement of income and performance report.

2.   Our review was conducted in accordance  with specific rules and regulations established  by the  IBRACON  —  Brazilian  Institute  of  Independent
     Auditors and the Federal Accounting  Council,  and consisted,  principally, of:  (a)  inquiries  of Company  personnel  about the  criteria  adopted in preparing the quarterly information;  and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company.

3.   The financial  statements of certain consolidated  subsidiaries,  which the investment  balances on the  individual  balance  sheets of the  respective parent  company,  as of September 30, 2002,  amounted to  approximately  R$
     1,150,000 thousand and the equity in result for the quarter ended September
     30, 2002 to R$ 80,000 thousand, were reviewed by other independent auditors whose  report  has been  furnished  to us,  and our  report,  insofar as it relates to the amounts  included for these subsidiary  companies,  is based solely on the reports of the other auditors.

4.   Based on our review and on the report of other  auditors,  we are not aware of any  material  modifications  that  should  be  made  to  the  quarterly information  referred to above in order for them to be in  conformity  with accounting  practices  established by Brazilian  Corporate Law and specific standards  issued by the  Brazilian  Securities  and  Exchange  Commission,
     specifically  applied  to  the  preparation  of  the  obligatory  quarterly information.

5.   Additionally, we have reviewed the statements of cash flows (Parent Company and Consolidated) for the quarter and nine-month period ended September 30,
     2002,  presented in Note 19 to the quarter  information,  applying the same procedures  that are described in Paragraph 2 above.  These  statements are not  required  by  Brazilian  Corporate  Law and are  intended  to  provide additional  information.  Based  on our  review,  we are not  aware  of any material  modifications that should be made to the statements of cash flows in order for them to be in conformity with Brazilian Accounting Practices.

6.   Previously,  we performed a special  review on the balance  sheets  (Parent
     Company and Consolidated) as of June 30, 2002, and on the income statements
     (Parent  Company and  Consolidated)  for the quarter and nine-month  period ended  September 30, 2001,  and,  based on our reviews and on the report of other  auditors,  we issued  reports  dated August 12, 2002 and November 6,
     2001,  respectively,  that expressed that we were not aware of any material modifications  that  should be made to that  quarterly  information.

7.   As  mentioned in Note 3.c to the    quarterly   information,   Unibanco  —
     União de Bancos   Brasileiros  and  its   subsidiaries  have adopted the
     new criteria  established  by the Central Bank of Brazil for  recording and evaluating marketable securities and derivative financial  instruments.

8.   These  financial  statements  have been  translated  into  English  for the convenience of the readers.

São Paulo,
November 6, 2002

DELOITTE TOUCHE TOHMATSU                       Ariovaldo Guello
Independent Auditors                           Accountant
CRC No. 2 SP 011609/O-8                        CRC No. 1 SP 070483/O-4

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR **DATE – SEPTEMBER 30, 2002** **Corporate Legislation**
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
01475-3	**UNIBANCO HOLDINGS S.A.**	**00.022.034/0001-87**
4 – NIRE **35.300.140.443**		

HEAD OFFICE ADDRESS

1 – COMPLETE ADDRESS Avenida Eusébio Matoso, 891 – 22nd floor					2 – DISTRICT Pinheiros
3 – POST CODE 05423-901	4 - TOWN São Paulo				5 – STATE SP
6 - AREA CODE 11	7 – PHONE 55 (11) 3095-2877	8 - PHONE -	9 - PHONE -	10 - TELEX -	
11 – AREA CODE 11	12 – FAX 55 (11) 3814-8977	13 - FAX -	14 - FAX -	-	
15 - E-MAIL investor.relations@unibanco.com.br					

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 – NAME MAURO AGONILHA					
2 – COMPLETE ADDRESS Avenida Eusébio Matoso, 891 – 22nd floor					3 - DISTRICT Pinheiros
4 – POST CODE 05423-901	5 – TOWN São Paulo				6 - STATE SP
7 – AREA CODE 11	8 – PHONE 55 (11) 3097-1313	9 - PHONE -	10 - PHONE -	11 - TELEX -	
12 – AREA CODE 11	13 – FAX 55 (11) 3813-6182	14 - FAX -	15 - FAX -		
16 – E-MAIL investor.relations@unibanco.com.br					

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER		
1 – START	2 – END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
Jan 1, 2002	Dec 31, 2002	3	July 1, 2002	Sep 30, 2002	2	April 1, 2002	June 30, 2002
9 - NAME/CORPORATE NAME OF THE AUDITOR Deloitte Touche Tohmatsu Auditores Independentes						10 - CVM CODE 00385-9	
11 – Responsible Partner Name Ariovaldo Guello						12 – Responsible Partner CPF 047.437.688-53

BALANCE SHEETS **(Expressed in thousands of Reais)** **(continuation)**

LIABILITIES AND STOCKHOLDERS`EQUITY	September 30, 2002	June 30, 2002
CURRENT LIABILITIES	**1**	**93,853**
Dividends payable	-	93,848
Other liabilities	1	5
Accounts payable	1	5
LONG-TERM LIABILITIES	**8,370**	**8,101**
Provisions	8,370	8,101
Provision for tax litigation	8,370	8,101
STOCKHOLDERS' EQUITY	**3,736,566**	**3,772,425**
Capital	1,863,450	1,863,450
Capital	1,863,450	1,863,450
Capital reserves	413,630	413,630
Revaluation reserve	921	2,345
In subsidiary companies	921	2,345
Revenue reserves	1,052,319	1,251,878
Legal reserve	104,979	104,979
Realizable profits reserve	1,275,971	1,275,971
Special dividends reserve	36,603	36,603
Other revenue reserves	(365,234)	(165,675)
Treasury stocks	(39,758)	(39,757)
Unrealized gains and losses - marketable securities and derivative financial instruments	(325,476)	(125,918)
Retained earnings	406,246	241,122
TOTAL	**3,744,937**	**3,874,379**

STATEMENTS OF INCOME (Expressed in thousands of Reais, except per shares data)

	From July 1, 2002 To September 30, 2002	From January 1, 2002 To September 30, 2002	From Julyl 1, 2001 To September 30, 2001	From January 1, 2001 To September 30, 2001
Operating income (expenses)	**161,462**	**444,182**	**182,339**	**437,348**
Personnel and other administrative expenses	(92)	(315)	(47)	(261)
Other operating income	391	1,149	334	856
Financial income	391	1,149	334	856
Other operating expenses	(392)	(1,037)	(420)	(922)
Financial transactions and other taxes	(392)	(1,037)	(420)	(922)
Equity in results of subsidiary companies	161,555	444,385	182,472	437,675
OPERATING INCOME	**161,462**	**444,182**	**182,339**	**437,348**
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	**161,462**	**444,182**	**182,339**	**437,348**
Deferred income tax and social contribution	32	69	46	190
NET INCOME	**161,494**	**444,251**	**182,385**	**437,538**
Number of outstanding shares (thousand) (Note 14a)	83,408,309	83,408,309	83,750,216	83,750,216
Net income per 1,000 shares: R$	1.94	5.33	2.18	5.22
Net equity per 1,000 shares: R$	44.80	44.80	43.46	43.46

(Convenience  translation  into English from the original  previously  issued in
Portuguese)

CVM CODE                UNIBANCO HOLDINGS  S.A.          COMMERCIAL,  INDUSTRIAL
01475-3                 DATE - SEPTEMBER  30,  2002       AND  OTHER  COMPANIES
                        QUARTERLY   INFORMATION           Corporate Legislation
--------------------------------------------------------------------------------

NOTES TO THE  FINANCIAL  STATEMENTS  (Amounts  expressed  in thousands of Reais, unless otherwise indicated)

1. Operations

Unibanco Holdings S.A. ("Unibanco  Holdings") was formed to invest in Unibanco -
Uniao de Bancos Brasileiros S.A. ("Unibanco").

The consolidated  operations of Unibanco Holdings S.A. and its direct,  indirect and jointly controlled  subsidiary  companies,  in Brazil and abroad, are mainly carried  out in  the  financial  markets  within  the  context  of the  Unibanco
Financial  Conglomerate,  but  include  other  activities  carried  out by group companies  principally  related to insurance  services,  credit card operations, capitalization plans and private retirement plans.

2. Presentation of the Financial Statements

The  financial  statements  of Unibanco  Holdings  S.A.  ("Parent  Company") are
presented  together  with the  consolidated  financial  statements  of  Unibanco
Holdings S.A. and its subsidiaries  ("Consolidated") which comprise the accounts of  Unibanco  Holdings  S.A.  and its  subsidiary  (Unibanco  - Uniao de  Bancos
Brasileiros S.A., its foreign branches, its direct and indirect subsidiaries and its jointly controlled companies) as shown in note 7.

The  consolidated  financial  statements  have been prepared in accordance  with consolidation  principles  determined by the Brazilian  Securities  and Exchange
Commission (CVM).  Intercompany  investments,  balances, income and expenses, as well as intercompany gains and losses, were eliminated upon consolidation.

The  financial   statements  of  the   subsidiaries   Unibanco  Leasing  S.A.  -
Arrendamento  Mercantil and Dibens  Leasing S.A. -  Arrendamento  Mercantil were reclassified  by means of  out-of-book  adjustments,  in order to reflect  their financial  position and results of operations in the consolidation in accordance with the financial method of accounting for leasing transactions.

In conformity with CVM Instruction  247/96,  assets,  liabilities,  revenues and expenses of jointly controlled  companies have been included in the consolidated financial statements on a proportional basis.

3. Summary of Significant Accounting Policies

The  accounting  policies  adopted by Unibanco  Holdings S.A. and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the  regulations  of  the  Brazilian  Central  Bank,  the  Brazilian  Securities
Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

-    income,  expenses and  monetary or exchange  rate  variations,  at official rates or indices pro rata  temporis,  on current and  long-term  assets and liabilities;

-    the effects of the  provisions to adjust the assets to market or realizable values;

-    the  adjustments to the  insurance,  capitalization  and  retirement  plans technical reserves;

-    the effects of the  adjustment of  investments in subsidiary and associated companies to reflect the equity method of accounting;

-    the provision for federal income tax at the rate of 15% on taxable  income, plus a specific  surcharge of 10% on taxable income over established fiscal limits;

-    the provision for social  contribution  calculated at the rate of 9% on the adjusted income before income tax;

-    tax credits calculated on temporary  differences between book value and tax amounts and on tax losses; and

-    profit sharing.

(b)  Current and long-term assets

These assets are stated at cost plus,  when  applicable,  the related income and monetary and exchange rate  variations,  and  decreased by the related  unearned income and/or allowances for losses, except for the marketable  securities,  the derivative  financial  instruments and financial assets subject to hedge,  which are presented as from, the quarter ended June 30, 2002, as stated in Note 3 (c).

The  allowance  for  lending,  leasing and other  credit  losses is set up in an amount  considered  sufficient by management to cover  possible  future  losses.
Management's analysis to establish the provision required takes into account the economic environment,  past experience and specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

The  Brazilian  Central Bank has  established  new rules for the  recording  and valuation of marketable securities and derivative financial  instruments,  which effects are recognized as from quarter ended June 30, 2002.

Marketable securities

According to Brazilian Central Bank Circular 3068 issued on November 8, 2001 and the supplemental  regulation,  marketable securities must be classified into one of three  categories,  based on the intent to negotiate on the acquisition  date
(during the implementation of the new rule, has adopted transitional  criteria), and accounted for as follow:

-    Trading securities - marketable  securities  acquired for trading purpose -
     they are stated at cost plus,  accrued  interest and adjusted to their fair
     values  and   unrealized   gains  and  losses  are  recognized  in  current
     operations.

-    Securities  available for sale - marketable  securities acquired as part of the Unibanco strategy for the risk management of interest rates, they could be negotiated as a result of the changes in the interest rates, for changes in  payments  conditions  or other  factors.  They are  stated at cost plus accrued interest, and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders'  equity, net of applicable taxes, in "Unrealized
     gains  and  losses  -  marketable   securities  and  derivative   financial
     instruments".  The realized  gains and losses are  recognized  based on the applicable trade date in a contra account in stockholders' equity item.

-    Securities held to maturity - marketable securities that there is intention and financial  ability to retain them until the maturity.  They are carried at cost plus accrued interest.

Derivative financial instruments (Assets and liabilities)

According to Brazilian Central Bank Circular 3082 issued on January 30, 2002 and the supplemental regulation, the derivative financial instruments are classified based on Unibanco's intent at trade date for hedging or non-hedging purpose.

-    Transactions  involving derivative  financial  instruments to meet customer needs or for own  purpose  that did not meet  hedging  accounting  criteria established  by the Central Bank,  primary  derivatives  used to manage the global exposure,  are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

-    Derivative  financial   instruments  designed  for  hedging  or  to  modify
     characteristics  of assets or liabilities  and (i) highly  correlated  with respect to changes in fair value in  relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and
     (ii)  effective at reducing  the risk  associated  with the exposure  being hedged, are classified as hedges as follows:

     -    Fair value hedge. The financial assets and liabilities and the related derivative  financial  instruments are accounted for at fair value and offsetting gains or losses recognized currently in earnings; and

     -    Cash flow hedge.  The effective hedge portion of financial  assets and liabilities  is accounted for at fair value and  unrealized  gains and losses recorded as a separate  component of stockholders'  equity, net of  applicable  taxes,  in  "Unrealized  gains and losses - marketable securities and derivative  financial  instruments".  The non-effective hedge portion is recognized currently in earnings.

(d) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary  and associated  companies are accounted for using the equity  method  of  accounting,  as  shown in Note 7. In 2002,  the  effects  in subsidiaries  and associated  companies  resulted from the new rules to recorded and valuation of marketable securities and derivative financial instruments,  as mentioned in Note 3 (c) were  recognized  in Unibanco as  "Unrealized  gains and
losses  -  marketable   securities  and  derivative  financial  instruments  and
"Retained  earnings",  so as  to  maintain  the  original  record  made  by  the subsidiaries and associated companies.

Other  investments  consist  principally  of  investments  carried  at cost  and membership  certificates  of stock and  commodities  exchange  adjusted  to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized up to 10 years, according to the expected period of benefit.

Depreciation  of fixed assets is calculated on the  straight-line  method at the following  annual  rates:  buildings  in  use  - 4%;  equipment  in  use -  10%;
communications, data processing, and transportation systems - 20%.

Deferred charges,  composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years.

(e) Current and long-term liabilities

These  amounts  include,  when  applicable,  accrued  interest  and monetary and exchange  rate  variations,  except for  derivative  financial  instruments  and liabilities subject to hedge, which are presented as per Note 3 (c).

4. Marketable Securities

(a) Trading assets

Trading  securities were classified as current  assets,  independently  of their maturity date, since these securities are actively and frequently traded.

(b) Securities available for sale

(i) By type:

(ii) By maturity:

(c)  Securities held to maturity

(i) By type:

The  fair  value  of these  securities  was  R$5,711,939  in  Consolidated.  The difference  between  amortized cost and the fair value  amounted  R$2,028,430 in
Consolidated  and  correspondent  mainly to bonds  issued by  Brazilian  federal government.

(ii) By maturity:

(iii)Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities,  interest rates (positive spread) and currency of its liability operations, as parameters to define the financial ability.

The  resources  of third  parties  which are related to the  securities  held to maturity, for Unibanco Consolidated compared with the portfolios is as follow:

(d) Fair value determination

The fair value of marketable securities was based on the average rate for the last business day of the period as informed by Stock Exchanges, trade associations and external entities.

5. Lending and Leasing Operations  Portfolio and Allowance for Lending,  Leasing
and Other Credit Losses

(a)  Components of the lending and leasing  operations  portfolio by type and by maturity:

Consolidated
By type	
Discounted notes and loans	11,973,674
Financing	9,479,033
Agricultural	721,664
Real estate loans	620,387
Credit card	2,675,798
Total lending operations	**25,470,556**
Leasing operations	591,038
Advances on exchange contracts (1)	1,882,729
Total lending operations, leasing and advances on exchange contracts	**2,473,767**
Guarantees honored	148
Other receivables (2)	275,010
Total other credits	**275,158**
Co-obligation on credit card customer financing (3)	**277,246**
Total risk	**28,496,727**
By maturity	
Past-due for more than 15 days (Note 5 (d))	1,417,866
Falling due:	
Less than 3 months (4)	11,673,767
Between 3 months and 1 year	7,622,182
Between 1 and 3 years	4,792,457
More than 3 years	2,990,455
Total risk	**28,496,727**

(1) Recorded in "Other liabilities" and "Other credits" - "Foreign exchange portfolio".
(2) Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3) Recorded as off-balance sheet item.
(4) Includes 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

(c) Concentration of lending, leasing and other credits:

(d)  Components  of  lending,  leasing  and  other  credits  by risk  level,  as established in Resolution 2682 of the Brazilian National Monetary Council:

The  allowance  for  lending,  leasing and other  credits  losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council.  The
minimum allowance for each level is utilized as a general rule however, based on the judgment and experience of management,  higher  percentages  are used within each  level in order to more  accurately  assess  the risk of  certain  clients, operations or portfolios.

(e) The  operations  renegotiated  in the quarter with clients as established in
Resolution 2682 of the Brazilian  National Monetary Council totaled R$268,785 in
Consolidated.  These  operations  relate to active portfolio and credits written off  against  loss,  and were  recorded  with  intention  to  maintain  the risk assessment and the provision for losses existing prior to  renegotiation.  These operations will be better  classified only after the collection of a significant portion  of the  renegotiated  debt.  For  such  reclassification,  the  minimum collection percentage established by Unibanco is 25%.

(f) Changes in the allowance for lending,  leases and other credit losses during the quarter:

6. Other Credits

The account  "Foreign  exchange  portfolio"  includes  R$3,772,576  of unsettled exchange  purchases  and  R$256,400  of rights on foreign  exchange  sold net of contracted advances.

"Other credits - negotiation and  intermediation of securities" are represented,
substantially,   by  operations  with  "Financial   assets  and  commodities  to
liquidate" in the amount of R$219,408, and "Debtors - pending settlement" in the amount of R$47,819.

"Other  credits - sundry",  basically,  includes  deferred  tax in the amount of
R$2,376,072;  social  contribution  carry forward  related to the option for the article 8th of  Provisional  Measure  2113-29/2001  in the amount of  R$509,039, judicial  deposits  for civil and labor  matters in the  amount of  R$1,044,439, prepaid  taxes in the amount of R$467,407 and notes and credits  receivables  in the amount of R$260,148.  The social  contribution carry forward is being offset in accordance with established fiscal parameters.

7. Investments in Subsidiary and Associated Companies

(a) Subsidiary companies (Parent Company)

(b) Investments in subsidiary and associated companies

The foreign  branches and subsidiary  companies  exchange gains in the amount of
R$1,036,488 in Consolidated  were recognized as "Other operating  income".  As a result of the high foreign exchange  volatility,  Unibanco  partially hedged its foreign investments in U.S. dollars in the amount of US$570 million. The expense of R$576,717 in  Consolidated  was also  recorded in "Other  operating  income",
reducing  the  exchange  gains  on  foreign  investments.   The  investments  in
subsidiary  and  associated  companies and the  following  main events relate to investments in subsidiary and associated companies in the third quarter of 2002:

(i)  The  percentage  shown in  Consolidated  column  refers to the  controlling companies' percentage holding.

(1)  On September 17, 2002,  Unibanco  increased  the capital of its  subsidiary
     Unipart   Participações   Internacionais   Ltd. in   exchange  of
     17,770,000 common shares of Unibanco Securities Ltd.

(2)  On  July  31,   2002,   quotaholders   reduced   the  capital  of  Unibanco
     Representação  e  Participações  Ltda. in the amount of
     R$711,495  as  exchange  of  336,204,927   common  shares  and  183,878,703
     preferred shares of Unibanco AIG Seguros S.A. and 12,937,771  common shares of Credicard S.A.  Administradora  de  Cartões de  Crédito.  As consequence,  711,495,001  quotas  of  Unibanco  Representação  e
     Participações Ltda. were cancelled, through book value as of June
     30, 2002.

(3)  The company  name will be changed to Luizacred  S.A.  Sociedade de  Crédito,
     Financiamento e Investimento, in the future.

(4) Companies audited by other independent auditors.

(c) Goodwill on acquisition of subsidiary companies

The  goodwill  relating to the  acquisition  of  subsidiary  companies  is being amortized up to ten years, according to the expected period of benefit, been the amortized  amount  recorded  in "Other  operating  expenses".  The  consolidated balance of goodwill to be amortized and the amount  amortized during the quarter were as follows:

8. Fixed Assets

9. Deposits

10. Resources from Securities Issued

Resources from securities issued are mainly represented by mortgage notes issued in Brazil and euronotes and commercial papers issued abroad.

(a) Mortgage notes are restated using the saving  deposits  index,  plus average interest of 11.97% per annum, and are payable up to October 27, 2003.

(b) Euronotes

The  average  interest  rate at  September  30,  2002  was  5.70%  per  annum in
Consolidated.

(c) Commercial Paper Programs

The commercial paper programs, in the amount of R$1,158,368 in Consolidated, are issued by Grand  Cayman  branch  and are  payable up to August  13,  2003,  with interest rates between 1.82% and 2.30% per annum.

(d) The other issues totaled R$84,277 in Consolidated with maturities up to July
11, 2005 and an average interest rate of 8.20% per annum.

11. Borrowings and Onlending in Brazil - Governmental Agencies

Foreign   borrowings   consist   principally  of  short-term  credit  lines  for
refinancing of foreign exchange transactions, import and exports.

Onlendings  in Brazil -  governmental  agencies  are  payable  up to 2018,  with interest rates  established by operational  policies of BNDES (National Bank for
Economic and Social Development).

12.  Other Liabilities

The foreign exchange  portfolio  includes  R$987,437 of unsettled exchange sales and  R$1,094,602  of  obligations  for  exchange  purchased  net of  advances on exchange contracts.

"Other  liabilities  -  subordinated  debt",  in  the  amount  of  R$795,044  in
Consolidated  were issued in April 30, 2002 by Grand  Cayman  branch.  The notes have a ten-years term, pay interest  semi-annually  and can be totally,  but not partially,  redeemed on April 30, 2007 or on each  subsequent date of payment of interest.  The notes  bear a coupon of 9.375%  per annum in the first five years and 11.79% per annum thereafter.

"Other liabilities - sundry", includes, basically,  provisions for personnel and administrative  expenses  in the amount of  R$275,406,  provision  for labor and civil litigations in the amount of R$758,371,  payments to be made to accredited establishments of credit card in the amount of R$1,270,084 and sale of rights of receipt of future flow of payment orders abroad in the amount of R$1,557,960.

13.  Tax Employee and Civil Litigations

Unibanco  Holdings is defendant in legal  actions  relating to tax  litigations.
Unibanco and its subsidiaries are defendants in several legal actions,  relating principally  to income  taxes,  indirect  taxes and labor  claims.  Based on the advice  of  our  external  counsel,  Unibanco  Holdings  and  Unibanco  recorded provisions to offset possible future losses, based on the success probability of the suits. Provisions recorded and the changes in the provision were as follows:

(a) Tax litigation

Unibanco  Holdings and Unibanco and its subsidiaries are involved in several tax suits,  including those relating to the  constitutionality  of certain taxes and the potential liability is fully provided.

(b) Employee litigation

Labor unions and former  employees filed several  lawsuits  against Unibanco and its subsidiaries to seek  compensation for labor rights.  Unibanco cannot assure that it will win these lawsuits and, based of this,  the  contingency  amount is recorded as provision, based on the average of payments made.

(c) Civil litigation

There are other actions and claims filed against  Unibanco and its  subsidiaries on  a  variety  of  matters,  including,  previous  economic  plans.  The  civil litigations  provisions  are  recorded in  accordance  with the  probability  of success in each type of claim.

(d) Bandeirantes shareholders' claims

Certain former minority  shareholders of Banco Bandeirantes S.A.  (Bandeirantes)
have initiated lawsuits against Bandeirantes,  Caixa Geral de Depositos,  former controlling shareholders of Bandeirantes and/or against Unibanco. Certain former shareholders of Banorte (a bank acquired by Bandeirantes  before Unibanco became the controlling  shareholder of  Bandeirantes)  have also filed lawsuits against
Bandeirantes  and the Central Bank of Brazil,  seeking to terminate  the Central
Bank  intervention  in  Banorte  before  its  acquisition  by  Bandeirantes.  In accordance with the Agreement  between Unibanco and Caixa Geral de Depositos for the  acquisition  of a  controlling  interest  in  Bandeirantes,  Caixa Geral de
Depositos  assumed full  responsibility  for such lawsuits.  Therefore it is not necessary to record provisions for this purpose.

14. Stockholders' Equity

(a) Capital

Subscribed and paid in capital comprises shares without par value, as follows:

Preferred  shares  class "A" have no voting  rights,  that have  priority in the reimbursement of capital without premium in the case of the capital liquidation, up to the  amount  of  capital  stock  represented  by  such  preferred  shares.
Preferred  shares class "A" have a dividend 10% per annum greater per share than ordinary  shares and  participate  in equal  conditions  with  common  shares in capital  increase from monetary  restatements of reserves and income.  Preferred shares  class "B" have no voting  rights  that:  (i) are  entitled  to receive a semi-annual  minimum dividend of R$0.15 per thousand shares;  (ii) have priority in the reimbursement of capital in the case of the capital liquidation up to the amount  of  capital  represented  shares  by such  preferred  shares  and  (iii)
participate in equal  conditions with common  shareholders in capital  increases from monetary restatement of revenues,  reserves and income and any distribution of dividends after dividends equal to the minimum R$0.15 per thousand shares.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a Class B preferred share issued by Holdings and is traded in the Brazilian market.

Each Global Depositary Share (GDS) is represented by 500 Units, and is traded in the international market.

(b) Dividends and interest on own capital

Unibanco Holdings  distributes as dividend an equivalent amount of the dividends received from its subsidiaries, as indicated in its articles of incorporation.

On July 24, 2002, the Board of Directors approved the distribution of dividends, as an advance against the mandatory  dividend for 2002 in the amount of R$93,848 representing  R$1.1200 per 1,000 common shares and R$1.2320 per 1,000  preferred shares. Class "A", R$1.1200 per thousand preferred shares class "B". The payment of the dividends was made as from July 31, 2002.

For each Unit there were  dividends of R$2.3352  per 1,000 of Units  attributed,
R$1.1200 from Unibanco Holdings and R$1.2152 from Unibanco.

For each GDS there were dividends of R$1.16760 attributed.

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

15. Income Tax and Social Contribution

(a) Deferred tax assets

Deferred tax assets recorded in "Other credits - sundry" are computed at the tax rates in effect at each balance sheet date.  Deferred tax assets not  recognized totaled R$ 142,595 in Consolidated.

The  deferred  tax assets were  classified  in current and  long-term  assets in accordance  with  the  expected  realization  time,  which  is up to 5 years  in
Consolidated.

(b) Income tax and social contribution income (expenses)

16.  Commitments and Guarantees

17.  Related Party Transactions

Related-party  transactions  were made at average market rates, in effect at the respective transaction dates, considering the absence of risk.

18. Financial Instruments

Unibanco enters into transactions in a variety of financial instruments recorded in its own financial statements or off-balance sheet in memorandum accounts,  in order to meet its own and its  customers'  needs to reduce  exposure  to market, currency and interest rate risks.

The risks involved in these operations are managed through operational policies, determination  of  limits  by the  Bank's  Financial  Committee  and by  closely monitoring positions.

(a) Financial  instruments recorded in the financial statements compared to fair values at September 30, 2002 are as follows:

The fair value of  marketable  securities  was based on the average rate for the last  business  day of  the  quarter  as  informed  by  Stock  Exchanges,  trade associations and external entities.

The fair value of interbank  deposits,  lending  operations,  interbank deposits payable,  time  deposits  and  mortgage  notes,  was based on the  average  rate practiced  by  Unibanco on the last  business  day of the  quarter,  for similar operations.

The fair value of resources from securities  issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the quarter, for similar operations.

The fair value of derivatives  was based,  principally,  on the average rate for the last business day of the quarter for operations with similar  maturities and indices,  as  informed  by  Futures  and  Commodities  Exchange - BM&F and trade associations.

The fair  value of other  liabilities  related  to sale of rights of  receipt of future flow of payment  orders  abroad was computed  considering  the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on Units price at September 30, 2002 in the Sao Paulo Stock Exchange.

(b) The current  notional values and fair value of off-balance  sheet derivative financial instruments at September 30 are as follows:

The  operations  above do not  represent  Unibanco's  total  exposure to market, currency  and  interest  rate  risks  since  they only  consider  the  values of off-balance sheet derivative financial instruments.

Unibanco had swap contracts with its subsidiaries, and the amounts at fair value were the same of the current notional value.

The  amounts  of   receivables   under  the  swap  contracts  are  R$568,852  in
Consolidated  and the amounts of payables are R$574,607 in Consolidated  and are
recorded  in  "Marketable   securities  and  derivative  financial  instruments"
recorded in "Derivative  financial  instruments" in current and long-term assets and as "Derivative financial  instruments" in current and long-term liabilities, respectively.

(c) Notional at fair value distributed by trade location

The amount linked to guarantees  rendered on BM&F  transactions were R$1,240,551 in Consolidated and are represented by federal government securities.

(d) The maturities of derivative  financial  instruments recorded in off-balance sheet memorandum accounts are as follows:

Interest  rate  and  currency  term  and  futures  contracts   represent  future
commitments to purchase or sell  financial  instruments at specific terms and at
specified  dates.  The  notional  amounts   represent  the  face  value  of  the
corresponding instrument at the date of the operations' liquidation.  The credit risks  associated  with the future and term contracts are minimized due to daily cash  settlements  and margin  account  deposits.  Future and term contracts are subject  to the  risk  of  movements  in  interest  rates  or the  value  of the underlying instruments.

Swap contracts  represent future  commitments to exchange  currencies or indices for a contractual  period and terms. The notional amount represents the basis on which the cash flows are determined.  The risks  associated with swaps relate to the potential  inability or unwillingness of the counterparts to the contractual conditions  and the risk  associated  with changes in market  conditions  due to movements in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options,  Unibanco  pays a premium  and,  as a writer of options,  receives a premium in exchange for bearing the risk of movements in future  interest  rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums  paid on  purchased  options and the risk associated with the changes in market  conditions  could influence  written options.

19.  Statements of Cash Flows

19.  Statements of Cash Flows - (continuation)

Consolidated	
	Quarter ended September 30, 2002	Nine-month ended September 30, 2002
Operating activities		
Net income	161,494	444,251
Fair value adjustment – trading securities	145,755	283,888
Provision for loan losses	717,176	1,747,243
Technical provisions for insurance, capitalization and retirement plans	185,844	498,319
Deferred tax assets	(351,093)	(525,501)
Reversal of foreclosed assets provision	24,829	2,819
Loss on sale of foreclosed assets and fixed assets	(20,238)	(5,876)
Amortization of goodwill (negative goodwill) on subsidiaries acquired	24,121	69,173
Equity in results of subsidiary and associated companies	3,146	14,032
Exchange gain on foreign investments	1,587	-
Provision for losses on investments	52	4,257
Depreciation and amortization	76,543	241,359
Minority interest	143,846	402,413
Changes in assets and liabilities		
Decrease (increase) in interbank investments	(4,011,444)	(3,814,597)
Increase in marketable securities and derivative financial instruments	(2,908,585)	(6,982,763)
Decrease (increase) in Central Bank compulsory deposits	(1,167,365)	(1,042,878)
Net change in interbank and interdepartmental accounts	(182,829)	(154,005)
Increase in lending operations	(2,277,290)	(4,004,770)
Decrease in leasing operations	73,733	169,928
Net change in foreign exchange portfolio	(255,470)	(737,504)
Increase in other credits and other assets	(56,450)	(243,519)
Increase in other liabilities	1,170,655	3,013,862
Increase in deferred income	(18,490)	26,133
Net cash used in operating activities	**(8,520,473)**	**(10,593,736)**
Investing activities		
Dividends and interest on own capital received from subsidiary and associated companies	(28,237)	(24,289)
Proceeds from sale of foreclosed assets	53,907	144,142
Purchase of/capital increase on investments in subsidiary and companies	(4,781)	(33,597)
Goodwill on acquisition of subsidiary companies	(15,814)	(69,548)
Proceeds from sale of / capital decrease in subsidiary and associated companies	4,103	12,619
Purchase of other investments	(15,713)	(48,258)
Proceeds from sale of other investments	15,802	41,004
Purchase of fixed assets	(61,033)	(186,475)
Proceeds from sale of fixed assets	7,993	137,742
Deferred charges	(54,348)	(142,797)
Minority interest	(87,595)	(501,771)
Net cash used in investing activities	**(185,716)**	**(674,228)**
Financing activities		
Increase in deposits	3,155,573	5,626,461
Decrease in securities sold under repurchase agreements	3,616,860	2,362,725
Increase in resources from securities issued	1,045,187	1,707,691
Increase in borrowings and onlending in Brazil – Governmental agencies	616,608	1,624,384
Dividends paid	(93,848)	(193,503)
Net cash provided by financing activities	**8,340,380**	**11,127,758**
Net increase in cash and due from banks	**(365,809)**	**(140,206)**
Demand deposits at the beginning of the period	1,218,843	993,240
Demand deposits at the end of the period	853,034	853,034
Net increase in cash and due from banks	**(365,809)**	**(140,206)**

20.  Subsidiary Companies Information

The  following  tables show the balance sheet and the statement of income of the most  relevant  Unibanco'  subsidiary  companies and the  eliminations  made are related only for companies consolidated or combined in each group.

(a) The most important financial entities and subsidiaries in Brazil:

(b) Foreign  branches  and  subsidiaries,  includes  mainly the  accounts of the foreign  branches:  Unibanco Grand Cayman and Nassau,  Credibanco - Grand Cayman
and Dibens - Grand Cayman;  banks:  Unibanco  (Luxembourg) S.A., Interbanco S.A.
(Paraguay),  Unibanco  Cayman Bank Ltd.,  and Unicorp  Bank & Trust Ltd.  (Grand
Cayman);  brokers: Unibanco Securities Limited (England) and Unibanco Securities
Inc. (USA):

The income tax and  social  contribution  expense  originated  from the  foreign operations  is recorded in the  multiple  bank,  through the addition of the net income from these operations into Unibanco taxable income.

(c) Insurance and private pension including Unibanco AIG Seguros S.A.,  Unibanco
AIG Saude Seguradora S.A. and Unibanco AIG Previdencia S.A.:

(d) Credit card companies, including the jointly controlled companies as follow:
Banco Credibanco S.A.  (formerly Cartao Unibanco Ltda.) (98.883%),  Bandeirantes
Administradora  de Cartoes de Credito e Assessoria S.A.  (100%),  Credicard S.A.
Administradora   de   Cartoes  de  Credito   (33.333%),   Orbitall   Servicos  e
Processamento  de  Informacoes  Comerciais  Ltda.  (33,333%)  and Redecard  S.A.
(31,943%):

(e)  The  companies  which  carry  out  consumer  credit   operation   includes,
principally,  Banco Fininvest S.A. (100%),  Banco Investcred Unibanco S.A. (50%)
and Luizacred S.A. Sociedade de Credito, Financiamento e Investimento (50%):

21.  Other Information

(a) "Other  operating  income" totaled  R$557,467 in  Consolidated  and includes mainly foreign branches' and subsidiary  companies' exchange rate variation,  in the net amount of  R$459,771  in  Consolidated  (see Note 7) and reversal of tax litigation mainly due to fiscal amnesty of R$38,139 in Consolidated.

(b) "Other operating  expenses"  totaled  R$215,028 in Consolidated and includes mainly provisions for contingencies  involving legal actions brought against the
Bank,  principally  labor  claims,  in the amount of R$41,676  in  Consolidated, amortization  of goodwill on acquired  subsidiaries in the amount of R$24,121 in
Consolidated  and  R$16,907  related  to the sale of rights of receipt of future flow of payment orders (Note 12) in Consolidated.

(c) Free benefits generation program

Unibanco and part of its employees sponsor a "Free Benefits  Generation Program"
(PGBL), a system whereby the participant  accumulates financial resources during their career,  through  contributions paid by the employee and the Company where he/she works.  These  contributions  are  invested  in an  Exclusive  Financial
Investment  Fund  (FIFE).  The  program  is based on defined  contribution.

The  program  is  managed  by  Unibanco  Previdencia  S.A.  and  Unibanco  Asset
Management  - Banco  de  Investimento  S.A.  is  responsible  for the  financial management of the FIFE funds.

The  contributions  made by employees vary according to their ages between 1% to
9%, and the  contributions  made by  Unibanco  vary  according  to the return on equity in the prior year between 50% and 200% of the participant's contribution, directly related to the return on equity.

As a result of Banco  Bandeirantes'  acquisition,  Unibanco and a portion of its employees also sponsor a defined contribution pension plan administered by Trevo
- Instituto Bandeirantes de Seguridade Social, a private pension entity, for the primary  purpose  of  supplementing  the  retirement  benefits  provided  by the government retirement plans (99% of beneficiaries).

During the quarter  ended  September  30, 2002,  the  contribution  was R$744 in
Consolidated.

(d) Stock option program

The  Extraordinary  Shareholders'  Meeting held on October 31, 2001 approved the stock option program,  denominated Performance.  The objective of Performance is to foster  the  executives'  long-term  commitment  to the  highest  performance standards, as well as attract, retain and motivate new talents,  Pursuant to the
Performance  program,  the  executives  of Unibanco can be granted stock or unit options  that can be  exercised  between 2 to 5 years.  The  option  rights  are limited  to 1% of the  authorized  capital  per year and the  amount  granted is limited to 10% of the authorized capital, as a whole.

Up to September 30, 2002, Unibanco granted 642,400,000  (28,000,000 in the third quarter of 2002) stock options, in the form of Unit. The term of the exercise is between  January 21, 2005 and August 12, 2008, at an average  exercise  price of
R$92.45.

(e)  Assets  leased  to third  parties,  in the  amount of  R$1,258,003,  net of depreciation, are committed for sale to the lessees, at their option, at the end of the  respective  contracts for R$982,926 and the residual  value  received in advance from these lessees amounts to R$728,431, classified as reduction account of leasing operations. Assets leased from third parties are not relevant.

(f) Unibanco and its  subsidiaries  insure their properties and equipment to the extent  considered  necessary to cover possible losses,  taking into account the nature of the  activity.  At  September  30,  2002,  the  insurance  coverage on properties and other assets in use totaled R$1,120,659 in Consolidated.

                                      * * *

CONSOLIDATED BALANCE SHEETS (Expressed in thousands of Reais)

LIABILITIES AND STOCKHOLDERS`EQUITY	September 30, 2002	June 30, 2002
CURRENT LIABILITIES	**45,213,823**	**38,397,888**
Other	45,213,823	38,397,888
Deposits	15,371,715	14,233,384
Securities sold under repurchase agreements	10,449,931	6,833,071
Resources from securities issued	3,622,217	2,676,995
Interbank accounts	1,698,025	1,254,080
Interdepartmental accounts	354,120	361,978
Local borrowings	182,573	207,560
Foreign borrowings	4,940,438	4,876,401
Local onlendings	1,489,659	1,366,248
Derivative financial instruments	481,415	222,048
Other liabilities	6,623,730	6,366,123
LONG-TERM LIABILITIES	**21,246,757**	**17,895,981**
Other	21,246,757	17,895,981
Deposits	9,177,436	7,160,194
Resources from securities issued	1,382,548	1,282,583
Local borrowings	1,010	1,035
Foreign borrowings	1,258,652	944,939
Local onlendings	3,503,281	3,362,822
Derivative financial instruments	93,192	23,314
Other liabilities	5,830,638	5,121,094
DEFERRED INCOME	**78,751**	**97,241**
MINORITY INTERESTS	**3,172,439**	**3,181,284**
STOCKHOLDERS' EQUITY	**3,736,566**	**3,772,425**
Capital	1,863,450	1,863,450
Capital	1,863,450	1,863,450
Capital reserves	413,630	413,630
Revaluation reserve	921	2,345
In subsidiary companies	921	2,345
Revenue reserves	1,052,319	1,251,878
Legal	104,979	104,979
Realizable profit reserve	1,275,971	1,275,971
Special dividends reserve	36,603	36,603
Other revenue reserve	(365,234)	(165,675)
Treasury stocks	(39,758)	(39,757)
Unrealized gains and losses - marketable securities and derivative financial instruments	(325,476)	(125,918)
Retained earnings	406,246	241,122
TOTAL	**73,448,336**	**63,344,819**

CVM CODE 01475-3	UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES DATE - SEPTEMBER 30, 2002 QUARTERLY INFORMATION	COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES Corporate Legislation

CONSOLIDATED STATEMENT OF INCOME **(Expressed in thousands of Reais)**

	From July 1, 2002 To September 30, 2002	From January 1, 2002 To September 30, 2002	From July 1, 2001 To September 30, 2001	From January 1, 2001 To September 30, 2001
Revenues	**5,246,912**	**11,603,240**	**3,405,145**	**8,367,416**
Lending operations	2,539,261	6,311,461	1,978,298	5,124,170
Leasing operations	50,378	123,428	37,156	144,121
Marketable securities	3,498,670	6,141,187	1,504,707	3,126,130
Derivative financial instruments	(930,623)	(1,172,931)	(161,231)	(205,318)
Foreign exchange transactions	39,261	107,123	29,727	95,239
Compulsory deposits	49,965	92,972	16,488	83,074
Expenses	**(4,758,778)**	**(9,334,455)**	**(2,364,627)**	**(5,687,098)**
Deposits and securities sold	(3,519,338)	(6,614,268)	(1,743,212)	(3,885,581)
Borrowings and onlendings	(522,264)	(972,944)	(275,371)	(640,601)
Provision for lending, leasing and other credits losses	(717,176)	(1,747,243)	(346,044)	(1,160,916)
GROSS PROFIT	**488,134**	**2,268,785**	**1,040,518**	**2,680,318**
Other operating income (expenses)	**(329,385)**	**(1,411,476)**	**(619,644)**	**(1,680,074)**
Other operating income	**1,747,764**	**4,454,351**	**1,245,258**	**3,444,174**
Services rendered	669,531	1,903,220	560,128	1,596,737
Insurance, capitalization premiums and retirement plans premiums	520,766	1,550,323	453,496	1,311,445
Other operating income	557,467	1,000,808	231,634	535,992
Other operating expenses	**(2,074,003)**	**(5,851,795)**	**(1,866,277)**	**(5,131,592)**
Changes in technical provisions for insurance, capitalization and retirement plans premiums	(185,844)	(498,319)	(149,675)	(376,666)
Insurance claims	(200,622)	(552,466)	(159,613)	(438,110)
Private retirement plans benefits expenses	(95,212)	(293,643)	(83,070)	(276,361)
Selling, other insurance and private retirement plans expenses	(42,520)	(116,172)	(37,378)	(108,235)
Credit card selling expenses	(61,426)	(173,322)	(44,629)	(123,697)
Salaries, benefits, training and social security	(444,366)	(1,245,489)	(437,655)	(1,210,572)
Other administrative expenses	(658,234)	(1,914,725)	(632,725)	(1,743,526)
Financial transaction an other taxes	(170,751)	(480,960)	(158,657)	(415,713)
Other operating expenses	(215,028)	(576,699)	(162,875)	(438,712)
Equity in results of associated companies	**(3,146)**	**(14,032)**	**1,375**	**7,344**
OPERATING INCOME	**158,749**	**857,309**	**420,874**	**1,000,244**
NON-OPERATING INCOME	**6,153**	**(926)**	**(5,403)**	**34,816**
Revenues	31,180	102,989	28,328	114,214
Expenses	(25,027)	(103,915)	(33,731)	(79,398)
INCOME BEFORE TAXES AND PROFIT SHARING	**164,902**	**856,383**	**415,471**	**1,035,060**
INCOME TAX AND SOCIAL CONTRIBUTION				
Provision for income tax and social contribution	(164,575)	(388,169)	(34,279)	(201,680)
Deferred income tax and social contribution	351,093	525,501	866	103,401
PROFIT SHARING	**(46,080)**	**(147,051)**	**(44,757)**	**(124,925)**
Management	(5,290)	(10,844)	(3,070)	(7,419)
Employees	(40,790)	(136,207)	(41,687)	(117,506)
MINORITY INTEREST	**(143,846)**	**(402,413)**	**(154,916)**	**(374,318)**
NET INCOME	**161,494**	**444,251**	**182,385**	**437,538**
Number of outstanding shares (thousand) (Note 14a)	83,408,309	83,408,309	83,750,216	83,750,216
Net income per 1,000 shares: R$	1.94	5.33	2.18	5.22
Net equity per 1,000 shares: R$	44.80	44.80	43.46	43.46

(Convenience  translation  into English from the original  previously  issued in
Portuguese)

CVM CODE                UNIBANCO HOLDINGS  S.A.          COMMERCIAL,  INDUSTRIAL
01475-3                 DATE - SEPTEMBER  30,  2002       AND  OTHER  COMPANIES
                        QUARTERLY   INFORMATION           Corporate Legislation
--------------------------------------------------------------------------------

COMMENTS ON PERFORMANCE FOR THE QUARTER

Operating Performance

Since  Unibanco  Holdings S.A's equity is  substantially  invested in Unibanco -
Uniao de Bancos  Brasileiros S.A., we provide below  significant  information on that Bank's performance:

Unibanco Holdings S.A.

Earnings and stockholders' equity

Net income of Unibanco  Holdings  S.A. for the nine months ended of 2002 reached
R$444 million and R$161 million in the third quarter of 2002. Earnings per 1,000 shares was  R$5.33,  considering  the  average  outstanding  shares for the nine
months.   The  annualized   return  on  average   stockholders  was  16,3%.  The
stockholders'  equity reached R$3,737 million at September 30, 2002 and the book value per 1,000 shares was R$44.80.

Unibanco - União de Bancos Brasileiros S.A.

Net Income and Stockholders' Equity

Net income for the  nine-month  period ended  September  30, 2002 reached  R$744 million,  up 1.8% the same period last year. Net income for the third quarter of
2002 stood at R$269 million, 6.3% over the second quarter of 2002.

Earnings  per 1000  shares  reached  R$1.94 in the third  quarter of 2002,  6.3%
higher than the R$1.83 posted in the second quarter of 2002.

Stockholders'  equity stood at R$6.2  billion in September  2002, an increase of
2.3% when compared to September 2001.

Assets

Unibanco's  consolidated  total assets  reached  R$73.4 billion on September 30,
2002,  representing a growth of 16.0% for the quarter and 26.5% over the past 12 months.  R$28.2  billion of Unibanco's  total assets were  lending,  leasing and
other  credits,   R$21.3  billion  were  marketable  securities  and  derivative financial  instruments - issued primarily by the federal  government - and R$8.5 billion were interbank investments.

Securities Portfolio

The 36.9%  devaluation  of the real  during the  quarter  was the main factor to impact  the  balance  of  securities.  Since the  securities  portfolio  held to maturity  consists  largely of securities  indexed to the foreign exchange rate, their balance increased compared to other assets.

Lending, leasing and other credits Portfolio

The lending,  leasing and other credits  portfolio in September  2002, at R$28.5 billion,  increased by 7.4% over the quarter - slightly  above the market growth of 6.7%. For the last twelve months, the growth posted was 11.9%.

Since personal lending,  leasing and other credits are not dollar-indexed,  they were not  affected  by the Real  devaluation.  The  consumer  credit  companies'
lending,  leasing  and other  credits  portfolio  posted a 10.6% drop during the quarter. The reduction in the volume of credit operations at these companies was driven by more rigid credit granting policies. As regards September 2001, Retail lending,  leasing and other credits rose by 3.1%,  especially in consumer credit to Unibanco's clients.

The credit portfolio in the Wholesale segment, including Private Banking, posted a 10.2% growth relative to the previous quarter and 18.4% in the year, which can be mostly ascribed to the exchange rate fluctuation. Excluding the exchange rate effect, the portfolio would have decreased by 0.4% in the quarter.

Allowance for Lending, leasing and other credits Losses

At the end of September 2002, the  consolidated  allowance for lending,  leasing and other credits losses balance totaled R$1,900 million, up 13.8% when compared to June 2002 mainly due to an increase  in excess  provisions  above the minimum required by  Resolution  2682.  Total  provisions  increased  from 6.3% of total lending,  leasing and other credits in June 2002 to 6.7% at the end of September
2002.

D-H rated  lending,  leasing and other credits,  as a % of the total  portfolio, posted a decrease of 1%, from 8.5% to 7.5% compared to the June 2002's  balance.
That was driven by a more rigid credit granting  policy at Fininvest.  Top-rated lending,  leasing  and  other  credits  classified  as AA-C,  represented,  on a cumulative  basis,  92.5% of the  portfolio in September  2002,  above the 91.5%
level posted in June 2002.

Funding

The following table shows Unibanco's consolidated funding:

In September 2002, Unibanco's overall funding reached R$78.7 billion,  including
R$19.3 billion in funds under management, up 12.6% and 22.3% over the past three and twelve months, respectively. Total local and foreign funding increased 19.1%
over the  quarter  to R$59.4  billion  on  September  30,  2002.  Local  funding increased  21.2% in the  quarter  to  R$41.9  billion,  mainly  due to growth in deposits and open market funding.

In an  environment  characterized  by  scarce  trade  finance  lines to  Brazil,
Unibanco signed,  in October 2002, an agreement with the  International  Finance
Corporation  ("IFC"),  for a 360-day term Trade  Finance  Facility  amounting to
US$175 million. At maturity, approximately US$50 million may be renewed for more
360-day, at Unibanco's discretion.  The other US$125 million was syndicated to a pool  of  18  banks  and  represents  the  first  tranche  of a  US$250  million pre-approved credit limit under the IFC Facility.

Funds and portfolios managed by UAM - Unibanco Asset Management  impacted by the mark-to-market  rule reached the end of September with R$19.3 billion in assets, a 2.8% drop over the September 2001 figure and 3.7% when compared to June 2002.

Capital Adequacy Ratio

The BIS ratio over the quarter was 12.3% in September 30, 2002. In October 2002, the Brazilian Central Bank edited Circular 3156 that changed the weighting rules of the net  foreign  exchange  exposure  for the Basel  calculation.  The factor applicable to net exposure,  which was previously 50%, became 100%. Furthermore, the Central Bank reduced the maximum allowed  exposure to the exchange rate from
60% to 30% of the  reference  equity  base.  This new rule came  into  effect in
October 2002.

Main Subsidiaries and Affiliates

Insurance

The  insurance  companies,  Unibanco  AIG  Seguros  and AIG Brasil  generated  a consolidated  net  income  of  R$192  million  in the  nine-month  period  ended
September  30, 2002, up 47.7% the same period last year. In the third quarter of
2002, net income  reached R$66 million,  down 12% compared to the second quarter of 2002,  caused by an increase  in the claim  ratio,  due to  property  damages caused by the atypical  windstorms that occurred during this period,  as well as by the increase in claims in the power and aviation sectors.

Private Pension Plans

Unibanco AIG  Previdencia  earned R$24  million in net income in the  nine-month period ended  September  30, 2002, up 50% over the same period last year. In the third quarter of 2002 net income  reached R$7 million,  down 15% from the second quarter of 2002,  largely due to the rise of the IGPM  general  price index over the last few months,  which  increased  the burden of  liabilities  tied to this index.

In September 2002,  technical reserves stood at R$1.7 billion,  up 5.8% over the second quarter of 2002 and 23.6% in the last 12 months.

Credibanco - Cartão Unibanco

Credibanco - Cartão Unibanco's total earnings stood at R$35 million in the third quarter of 2002 and R$88 million in the  nine-month  period ended  September 30,
2002. The  annualized  return on average equity stood at 43.3% in the nine-month period ended September 30, 2002. The company's  credit card operations  posted a net income of R$59 million in the nine-month period ended September 30, 2002 and
R$23 million in the third quarter of 2002,  representing a growth of 29.2% above the third quarter of 2001. Other Credibanco  operations  generated net income of
R$29 million in the nine-month  period ended September 30, 2002 and R$12 million in the third quarter of 2002.

Credicard Group

The Credicard group - formed by the companies Credicard, Redecard and Orbitall -
posted  net  income  of R$127  million  in the third  quarter  of 2002 and R$473 million in the nine-month  period ended September 30, 2002 of which R$54 million and R$189 million contributed  respectively to the bank's earnings.  Billings of the  Credicard  group were R$8.1 billion in the third quarter of 2002 and R$22.8 billion in the  nine-month  period ended  September  30, 2002,  18.8% above same period  last year.  The  group's  good  performance  is related to growth in the volume of  transactions  and to reductions in expenses with credit losses in the period.

Fininvest

Fininvest  contributed  with  R$28  million  to  Unibanco's  bottom  line in the nine-month period ended September 30, 2002, representing a 18% annualized return on average  equity.  The quarter  result was affected  both by the change in the product mix and more prudent credit granting policies,  resulting in a reduction of assets.  The  restructuring  and  integration of activities with Unibanco and
Credibanco,  responsible  for the reduction of  Fininvest's  number of employees from 5,000 to 3,000, also contributed to the company's result. The company ended the period with R$1.1 billion in lending,  leasing and other credits  (excluding
LuizaCred  operations),  3.5  million  active  customers  and 108  stores in the country's main markets.

LuizaCred

LuizaCred consumer finance company,  Fininvest's  subsidiary  resulting from the
Magazine Luiza  partnership,  reached a net income of R$3.2 million in the third quarter of 2002 and R$9 million in the  nine-month  period ended  September  30,
2002. The  annualized  return on average equity stood at 52.9% in the nine-month period ended  September  30, 2002.  LuizaCred  ended  September  2002 with R$168 million in lending, leasing and other credits and 900,000 active customers.

Investcred

Investcred  Unibanco bank, Globex - Ponto Frio partnership,  posted a net income of R$9 million in the third quarter of 2002.  During the nine-month period ended
September 30, 2002, net income reached R$17 million and the annualized return on average equity stood at 21.7%. At the end of the third quarter of 2002, the loan portfolio  totaled R$539 million and the number of active customers  reached 2.9 million.

Banco Dibens

Banco Dibens,  an  association  with the Verdi Group  targeting the financing of vehicles,  posted a net income of R$7  million in the third  quarter of 2002 and
R$25 million in the  nine-month  period  ended  September  30, 2002,  the latter representing a the annualized  return on average equity of 21.2%. The bank ended the quarter with a R$1.2 billion loan portfolio, 20% higher than September 2001.

Capitalization

Unibanco  Capitalização  posted  sales of R$68  million in the third  quarter of
2002,  up 8% when  compared  to third  quarter  of 2001 and 5% above the  second quarter of 2002.  Administrative  expenses  totaled R$9 million  representing  a reduction  of 23% above the third  quarter  of 2001.  Net  income  reached  R$14 million in the third  quarter of 2002, up 55.6%  compared to the second  quarter
2002. In the  nine-month  period ended  September 30, 2002,  net income was R$36 million resulting in a annualized return on average equity of 37.1%.

Asset Management

Unibanco  Asset  Management - UAM ended  September  2002 with R$19.3  billion in assets under management,  down 2.8% when compared to September 2001 and 3.7% vs.
June 2002. This decrease  results from the changes in the  mark-to-market  rules for fund  portfolios,  as  determined  by the Central  Bank of Brazil on May 31,
2002. These changes caused a significant migration of funds to deposits,  mainly to time  deposits.  At Unibanco,  total  deposits  grew by more than 4 times the decrease in funds under management:  deposits were up by R$ 3.2 billion, against a drop of R$0.7  billion in assets  under  management.  UAM's  market  share was maintained at 4.6%.

Performance Overview

The Brazilian Economy

In July, the Central Bank reduced the Selic interest rate to 18.00%, from 18.25%
per year. The rise of the dollar and the ensuing pressure on inflation, however, put a stop to the process of cutting  interest  rates.  In October,  in order to reduce the pressure for price  increases,  the Monetary  Policy Council  (Copom)
raised the Selic rate to 21% per year. the third quarter of 2002  inflation,  as measured by the IPCA consumer  price index,  reached  2.6%,  vs. 2.3% during the same period in 2001.  Economic  activity  suffered  as a result of  deteriorated expectations and the pressure on the exchange rate. Industrial production during the quarter rose by a modest 3.2% vs. the same period last year, and by 4.9% vs.
the second quarter.

In view of the  deterioration of the  macroeconomic  scene, the financial system was more prudent  regarding  the expansion of the credit  portfolio.  During the third  quarter,  total credit in the financial  system rose by 6.7%; the private segment of the financial  sector  expanded its credit  portfolio by 5.1% and the government system by 7.6%.

Results

The third  quarter of 2002  financial  intermediation  revenues of R$5.7 billion rose 42.7% vs. the last quarter.  In the nine-month  period ended  September 30,
2002 the growth was 41.5%  relative to the same period last year.  The  adjusted results provided by securities posted a 67.4% growth during the quarter,  due to the  increase in balances and the exchange  rate  fluctuation.  The revenues and expenses  from  financial  intermediation  were  mostly  affected by the foreign exchange fluctuation. The average spreads of the Retail and Wholesale portfolios remained  unchanged in the third quarter of 2002 vs. the second quarter of 2002.
The net adjusted  financial  margin,  considering  the net impact on investments abroad,  stood at 10.7% in the third quarter of 2002 and 10.5% in the nine-month period ended September 30, 2002.

Expenses  with  provisions  for loan losses  totaled  R$717 million in the third quarter of 2002, up 17.0% over the second  quarter of 2002. In the third quarter of 2002 provisions  increased by R$209 million due to more  prudential  criteria than those required by Resolution 2682.

Additionally,  also due to prudential  measures,  several other  provisions were reinforced during the quarter amounting to R$74 million.

Investments  abroad  totaling  R$3.8  billion  and R$2.8  billion  at the end of
September and June 2002, respectively, were kept approximately 60% hedged.

Fees from Services Rendered

Total fees from  services  rendered in the third  quarter of 2002 totaled  R$670 million,  a 19.6% increase from the third quarter of 2001 and a 5.3% rise to the last quarter.  During the nine-month period ended September 30, 2002, total fees from services rendered, of R$1.9 billion,  posted a 19.2% growth compared to the same period last year.

The third  quarter of 2002 banking fees of R$348  million grew by 27.5% from the third quarter of 2001, and 9.4% over the second quarter of 2002. This growth was due to the increase in Unibanco's  customer base, a greater activation ratio and an increased product penetration per customer.

Revenues from the credit card business amounted to R$258 million in the quarter, remaining  stable  relative  to the second  quarter of 2002.  In the  nine-month period ended  September  30, 2002,  credit card  revenues  showed an increase of
23.2% compared to the same period last year.  This  performance is due to higher than market growth in billings, 18.6% vs. 10.2% for the market and the growth in the card portfolio.

The percentage of personnel and administrative expenses covered by fees stood at
60.7% in the third  quarter  of 2002 and 60.2% in the  nine-month  period  ended
September 30, 2002. This indicator has been improving consistently over the last few  years.  In the  third  quarter  of 2002,  it  suffered  the  impact  of the collective bargaining agreement, as well as of the bank workers' category single bonus. Excluding these effects, the index would be 62.7% in the third quarter of
2002.

Personnel and Administrative Expenses

Personnel  expenses  increased  by 10.2% and 1.4% when  compared  to the  second quarter of 2002 and the third quarter of 2001,  respectively.  In the nine-month period ended September 30, 2002, expenses posted a growth of R$34 million (2.8%)
relative to the same period last year.

At the Multiple Bank, the R$36 million (12.9%) increase in personnel expenses in the third  quarter of 2002 vs. the second  quarter of 2002 was due to the impact of wage  adjustments  and of the single bonus that  resulted  from the September
2002 collective bargaining  agreement.  In the nine-month period ended September
30, 2002,  expenses  fluctuated by only R$21 million  (2.5%) vs. the same period last year.  When one takes into  account the impact of the  September  2001 wage adjustment  and the organic  growth  program,  this  results  clearly  shows the benefits of the bank's cost-cutting measures.

As for Unibanco's main subsidiaries and associated companies,  the third quarter of 2002  personnel  expenses  rose by 4.1% vs. the previous  quarter and, in the nine-month  period ended  September 30, 2002 vs. the same period last year, they increased by R$13 million  (3.6%).  This increase  resulted from the  collective bargaining  agreement and the measures  taken to spur the organic  growth of the businesses.  The  increase  was  offset  by  cost  optimization,  especially  at
Fininvest, where expenses already reflect the review of operating procedures.

The nine-month period ended September 30, 2002  administrative  expenses rose by
R$172 million (9.9%) relative to the previous year, whereas the third quarter of
2002's  expenses  grew by R$25 million or 3.9%  compared to the third quarter of
2001.

The Multiple Bank's administrative  expenses increased by R$16 million (4.3%) in the third quarter of 2002 and by R$75 million  (7.2%) in the  nine-month  period ended September 30, 2002 vs. the same periods last year.  Cost-cutting  measures taken helped to absorb the impact of the rate  increases in telephone  services, power, postage, data transmission,  transportation and preparation of money that took place over the course of the  six-month  period ended  December of 2001 and the  nine-month  period  ended  September  30,  2002,  as well as of the  volume increases that resulted from the organic growth program ContAtiva.

The subsidiaries and associated companies posted a R$97 million (13.9%) increase in the nine-month period ended September 30, 2002 vs. the same period last year, as a result of the  several  measures  taken to expand the volume of business of these companies.

Efficiency Ratio

The third quarter of 2002 efficiency ratio posted a slight increase  compared to the  previous  quarter  from  52.6%  to  55.6%,  due  mostly  to the  collective bargaining and the single bonus paid to all bank workers. If one disregards this impact,  the ratio would be 53.9%. In the nine-month  period ended September 30,
2002 the ratio posted an improvement.

Operating Highlights

Retail Bank

-    Unibanco  acquired 665,000 new bank accounts through the ContAtiva  Program in the nine-month  period ended September 30, 2002. In the third quarter of
     2002, 209,000 new bank accounts were opened,  keeping the pace of more than
     200,000  accounts per quarter.  The  continuing  growth  indicates that the initial goal of opening 1.8 million new bank accounts,  originally foreseen to be performed in October 2003, should be reached ahead of schedule in the first quarter of 2003.  This program  seeks to gain,  for the network under the Unibanco brand,  customers whose monthly income is higher than R$1,000.
     This  achievement,  coupled with  customers,  savings  account  holders and retirees at the end of the quarter totals 5.6 million  customers  under the
     Unibanco  brand.  When added to our consumer  finance  clients  (Fininvest,
     Investcred, LuizaCred), Unibanco services 12.9 million customers.

-    Unibanco  reached the end of September  2002 with 1,429 points of sale,  as follows: 799 branches,  444 corporate-site  branches,  78 in-store branches and 108 Fininvest stores.

-    The retail loan  portfolio,  at R$11 billion in September 2002, was up 3.2%
     compared to last quarter.

-    Retail bank's deposits and funds grew from a R$15.9 billion balance in June
     2002 to R$17.8 billion in September 2002.

Wholesale Bank

-    The Wholesale Bank reached,  at the end of September  2002,  total lending, leasing and other credits of R$17.5  billion up 10.2% when compared to June
     2002.  The  portfolio  growth in the quarter was mostly due to the exchange rate  devaluation  of 36.9%  in the  period.  Excluding  this  impact,  the portfolio would have decreased by 0.4%

-    Wholesale  bank's funding  (deposits and funds  accounts)  increased from a balance of R$25.6 billion in June 2002 to R$26.1 billion in September 2002.

-    In an  environment  characterized  by scarce trade finance lines to Brazil,
     Unibanco  signed,  in October  2002,  an agreement  with the  International
     Finance  Corporation  ("IFC"),  for a 360-day term Trade  Finance  Facility amounting to US$175 million.  At maturity,  approximately US$50 million may be renewed for more 360-day,  at Unibanco's  discretion.  The other US$ 125 million  was  syndicated  to a pool of 18 banks  and  represents  the first tranche  of a US$ 250  million  pre-approved  credit  limit  under  the IFC
     Facility.

-    As a financial agent in the BNDES (Brazilian  Development  Bank) Onlendings segment,  Unibanco disbursed R$761.6 million in the nine-month period ended
     September 30, 2002 with a 8.1% market share and ranking first among private sector banks in disbursements.  In the overall ranking,  Unibanco is placed
     2nd after Banco do Brasil. In BNDES-exim  Unibanco disbursed R$150 million, with a 7.4% market share in the nine-month period ended September 30, 2002.

-    In Debt Capital Markets, Unibanco maintained its # 1 rank, both in terms of origination and distribution of securities, with a 21% market share in both categories.  During the first the  nine-month  period ended  September  30,
     2002, Unibanco coordinated twelve deals amounting to R$4.3 billion of which
     Unibanco underwrote R$1.7 billion.

-    In the Syndicated Loans segment,  in the nine-month  period ended September
     30, 2002, Unibanco took part as Arranger in 11 deals totaling R$3.2 billion and as Co-Arranger in nine transactions, totaling R$1.9 billion.

-    In Cash Management,  more than 77 thousand corporate clients use Unibanco's cash management  services,  such as payments and credit.  In the nine-month period  ended  September  30,  2002,  the  financial  margin  of  the  cash management  services  rose by 20.3%  relative  to the same  period in 2001, reaching the level of R$237 million.

Insurance and Private Pension Plans

-    According  to August 2002 figures  made  available  by SUSEP,  Unibanco AIG
     Seguros e Previdencia ranked 1st in the fire insurance segment,  with R$230 million in premiums and growth of 21.7%  relative to the previous  quarter.
     The company also maintained its leadership of the following  segments:  D&O
     (Directors   &  Officers  -  executive   liability),   extended   warranty,
     residential,  international transportation,  aeronautical and petrochemical risks.

-    Unibanco AIG Previdência  headed the period's ranking in terms of corporate sales,  with a  volume  of R$230  million,  14.3%  ahead of the  runner-up, according to the official  statistics released by ANAPP in August 2002. The
     company  services   approximately  513,000  individual  customers  and  871
     corporate clients.

Wealth Management

-    The  Wealth  Management  segment  comprises   Unibanco's  asset  management
     business and private  banking,  thus benefiting from the natural  synergies between the two areas.

-    Private pension funds under UAM's  management  reached the end of September
     2002 with assets totaling R$4.2 billion.  The company is the second largest manager in this segment, with a 10.9% share, according to Anbid.

-    Investment  funds  managed by UAM stood out in the  rankings  published  by
     Exame  magazine  and  Gazeta  Mercantil   newspaper.   Exame's  "Best  2002
     Investment  Funds  Guide"  classified  seven  UAM  funds as  being  5-stars investments.  According to Exame,  UAM was chosen the best manager in three out of six asset  categories:  fixed income,  equities and leveraged funds.
     UAM was also elected the 2nd best  manager of funds in the Retail  segment.
     In the Gazeta  Mercantil the second  quarter of 2002  ranking,  released on
     July 26,  two UAM funds  were  awarded  the top  place in their  respective categories.

-    Private Banking reached R$9.5 billion in funds under  management by the end of September 2002, up 24.8% vs. the previous quarter.

Technology and the Internet

-    The user base of Unibanco's  Internet Banking continued to grow. It reached
     869,000  users,  41% above December  2001's  615,000  users.  The number of transactions  reached the figure of 51.7 million in the  nine-month  period ended  September 30, 2002,  representing a 63% growth compared to 9M01. The financial volume in the nine-month period ended September 30, 2002 stood at
     R$4.0 billion, 37% greater than that of the same period last year.

-    The new  version of  Internet  Banking for  corporates,  introduced  in the period,  has already more than 50,000  customers that previously  relied on the 30-Hour  micro  service.  This  replacement  by a web-based  technology
     provides   greater   flexibility   and  mobility  to  the  user  community,
     facilitating  the updating of versions and the addition of new offers.  The consolidation  of this channel is essential for the bank's growth strategy, strengthening the portfolio of products specifically designed for corporate clients.

-    The 30-Hour  Telephone  service was  considered the best call center in the financial  market,  according to IBOPE research.  In this survey,  Unibanco achieved a grade of 6.5 out of 7 in Customer Servicing. Of the total number of calls received by the 30-Hour Phone Service, a record 86% were processed solely by the electronic servicing system.

Community-oriented Activities

-    In September, the 2002 Social Welfare Action (SuperAção Social) program was launched, this time involving all Unibanco`s employees.  This program is an employee  initiative  geared at  encouraging  volunteer work through social welfare  activities.  Last year, more than 3,200 employees  participated in the initiative, helping more than 80 social welfare organizations..

-    The  Junior  Achievement  program  consists  of one of the  most  important educational  projects for  youngsters  focusing on the business  world.  In
     September 2002, new groups were started in five public  schools,  involving
     870 elementary school students and 83 Unibanco volunteers.

-    The  traditional  Clothing  Campaign  received a record number of donations this year. More than 11,000 kg of clothing were collected,  almost twice as much as in 2001. Similarly to previous years, for each kg obtained Unibanco donated a blanket.

-    In August  2002,  Unibanco  contributed  to the  construction  of the Basic
     Healthcare  Unit of the  Family  Health  Association  (Associacao  Saude da
     Familia),  in the district of Sapopemba in São Paulo.  It will service some
     30,000 needy people per month.

-    In the third quarter of 2002,  Unibanco Ecology (Unibanco Ecologia) donated another eight environmental  centers: in the cities of Santos, Santo Andre,
     Belo Horizonte, Brasilia, Goiania, Salvador, Vitoria and Recife.

Unibanco Pessoas (Human Resources)

-    Unibanco carries out several  professional  development  initiatives geared
     towards  both  training/technical   education  and  behavior,  totaling  an
     investment  of roughly  R$6.2  million in the the  nine-month  period ended
     September 30, 2002. Thus, it invests in activities that range from specific training programs (either  multimedia or in loco) to MBA programs in Brazil or abroad.

-    As a result of its strategy of  developing  closer ties with  universities, such as the  University of Sao Paulo  Polytechnic  School  (Poli-USP),  the
     Getulio Vargas Foundation (FGV), the University of Campinas (Unicamp),  the
     Catholic University (PUC) and IBMEC, among others, Unibanco has carried out several  activities that attracted  roughly 32,000 people interested in the
     2003 Trainee Program.

Unibanco is committed to hiring disabled  people.  One of the activities in this
area  is  the  Program  for  Professional   Qualification  of  Disabled  People,
coordinated  by Febraban and sponsored by another five  financial  institutions.
The first stage of this program has qualified 160 people.

(Convenience  translation  into English from the original  previously  issued in
Portuguese)

CVM CODE                UNIBANCO HOLDINGS  S.A.          COMMERCIAL,  INDUSTRIAL
01475-3                 DATE - SEPTEMBER  30,  2002       AND  OTHER  COMPANIES
                        QUARTERLY   INFORMATION           Corporate Legislation
--------------------------------------------------------------------------------

OTHER MATERIAL INFORMATION FOR THE COMPANY

The following informations were elaborated as from September 30, 2002

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect.

(b) The  characteristics  and the  quantity  of  securities  issued by  Unibanco
Holdings S.A. that are direct or indirect held by the majority shareholder,  the
Directors and the Executive Officers:

(c) Changes in the direct and indirect ownership hold by the majority shareholder, the Directors and the Executive Officers, since September 30, 2001

(d)  Quantity of  outstanding  shares and its  percentage  related to the issued total shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 19, 2002

UNIBANCO HOLDINGS S.A.

By:

  /S/

Israel Vainboim

Israel Vainboim

Director and Chief Executive Officer

By:

  /S/

Mauro Agonilha

Mauro Agonilha

Director and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes",
"estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.